

August 16, 2012

<u>Via E-mail</u>
Mr. Andrew J. Kandalepas
President and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumburg, Illinois 60173

> **Re: Wellness Center USA, Inc.**
> **Form 8-K Dated August 2, 2012**
> **Filed August 8, 2012**
> **File No. 333-173216**

Dear Mr. Kandalepas:

Your filing fails to include the information indicated in our comment below and therefore appears to fail in material respects to comply with the requirements of Form 8-K.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a letter furnished on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Dated August 2, 2012
Item 9.01 Financial Statements and Exhibits.

1. In Item 5.06 of your filing on page 32, you identify Wellness Center as a shell company prior to your acquisition with CNS-Wellness Florida, LLC. Section(c) of Item 9.01 of Form 8-K requires shell companies to file financial statements and pro forma financial information for significant acquisitions with the initial Form 8-K report. Please amend your filing to include the required financial statements and pro forma financial information for your acquisition of CNS-Wellness Florida, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant